Filed by Marathon Petroleum Corporation
Commission File No.: 001-35054
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Andeavor
Commission File No.: 001-03473

The following press release was issued by Marathon Petroleum Corporation on July 26, 2018.

Marathon Petroleum Corp. reports second-quarter 2018 results

•	Reported second-quarter earnings of $1.06 billion, or $2.27 per diluted share, and income from operations of $1.71 billion

•	Refining & Marketing segment income from operations of $1.03 billion supported by record crude throughput volumes

•	Midstream segment income from operations of $617 million, achieving record gathered, processed and fractionated volumes as well as pipeline throughputs

•	Disciplined capital strategy enabled $1.1 billion return of capital to shareholders, including $885 million of share repurchases

•	Andeavor combination on track for closing in the second half of 2018; multiple milestones achieved

FINDLAY, Ohio, July 26, 2018 – Marathon Petroleum Corp. (NYSE: MPC) today reported 2018 second-quarter earnings of $1.06 billion, or $2.27 per diluted share. This compares with $483 million, or $0.93 per diluted share, in the second quarter of 2017.

“We delivered an outstanding quarter,” said Gary R. Heminger, chairman and chief executive officer. “Our ability to execute and capture opportunities in a volatile commodity environment demonstrated the power of our integrated business model and drove extraordinary results. Looking forward, we remain very optimistic about the prospects for our business given strong global demand, wider crude differentials, and the changing dynamics of the low-sulfur fuel market.

“Our team has made significant progress towards completing the combination between MPC and Andeavor. There are tremendous benefits from merging these two businesses and we remain confident in our ability to generate incremental cash flow and create substantial long-term value for our shareholders.”

MPC recently announced the expiration of the waiting period under the Hart-Scott-Rodino Act, and continues to advance the SEC filings necessary to obtain the appropriate approvals for the transaction from both MPC and Andeavor shareholders. The company expects to close the transaction in the second half of 2018, subject to other regulatory and customary closing conditions.

During the quarter, MPC returned $1.1 billion to MPC shareholders, including $885 million in share repurchases. MPC remains committed to its disciplined capital strategy and returning capital beyond the needs of the business in a manner consistent with maintaining the company’s current investment-grade credit profile.

Segment Results

MPC’s income from operations was $1.71 billion in the second quarter of 2018, compared with $982 million in the second quarter of 2017, driven by strong contributions from the Refining and Marketing (R&M) and Midstream segments, partially offset by lower earnings in the Speedway segment.

	Three Months Ended June 30
(In millions)	2018	2017
Income from Operations by Segment
Refining & Marketing	$1,025	$562
Speedway(a)	159	238
Midstream	617	332
Items not allocated to segments:
Corporate and other unallocated items(a)	(91)	(83)
Litigation	—	(86)
Impairments	1	19
Income from operations(a)	$1,711	$982

(a)
We adopted Accounting Standards Update 2017-07, Retirement Benefits Presentation of Pension and Postretirement Cost, as of Jan. 1, 2018, and applied the standard retrospectively. As a result, we reclassified prior period amounts from Selling, general and administrative expenses to Net interest and other financial costs to conform to current period presentation.

Refining & Marketing
R&M segment income from operations was $1.03 billion, compared with $562 million in the second quarter of 2017. The year-over-year increase in second-quarter R&M segment results was primarily driven by positive Midwest and Gulf Coast crack spreads on an ex-RIN basis as well as wider WCS- and WTI- based crude differentials. These favorable effects more than offset the $232 million reduction in R&M segment results associated with the Feb. 1, 2018, dropdown transaction. Prior period R&M segment results were not adjusted to reflect these businesses being included in the Midstream segment effective Feb. 1, 2018.
Refinery utilization was 99.9 percent during the quarter resulting in record crude throughput of 1.9 million barrels per day. The U.S. Gulf Coast (USGC) and Chicago LLS blended 6-3-2-1 crack spread on an ex-RIN basis was $6.98 per barrel in the second quarter of 2018 as compared to $5.71 per barrel in the second quarter of 2017. These crack spreads reflect blended 6-3-2-1 crack spreads of $9.14 and $9.18 per barrel for the second quarter of 2018 and 2017, respectively, less RIN crack adjustments of $2.16 and $3.46 per barrel for the second quarter of 2018 and 2017, respectively.
For the third quarter of 2018, MPC is expecting total throughput volumes of approximately 2 million barrels per day and total direct operating costs of $7 per barrel. Sour crude is estimated to make up 53 percent of MPC’s crude oil throughput and WTI-priced crudes are estimated at 32 percent.

Midstream
Midstream segment income from operations, which largely reflects MPLX, was $617 million, compared with $332 million in the second quarter of 2017. The results for the quarter include $232 million from the recent drop of refining logistics and fuels distribution services to MPLX. Prior period Midstream segment results do not reflect the impact of these businesses. Strong second-quarter Midstream segment results also benefited from record gathered, processed and fractionated volumes as well as pipeline throughput volumes.
MPLX continues to execute on its organic growth plan in key regions including the Marcellus/Utica, Permian, and STACK. In July, operations commenced at both the 75 million cubic feet per day (mmcf/d) Omega gas processing plant in the STACK and the 200 mmcf/d Majorsville 7 gas processing plant in the Marcellus. During the quarter, the partnership completed major work on both the Ozark and Wood River-to-Patoka pipeline systems expanding capacity to 345,000 barrels per day and improving MPC’s ability to source advantaged crude.

Speedway
Speedway segment income from operations was $159 million, compared with $238 million in the second quarter of 2017. The year-over-year decrease in second-quarter segment results was primarily related to lower light product margins and higher expenses. Speedway’s gasoline and distillate margin decreased to 16.45 cents per gallon in the second quarter of 2018 compared with 18.35 cents per gallon in the second quarter of 2017 primarily due to the effects of rising crude oil prices.
Expenses increased $24 million year-over-year, primarily due to higher labor and benefit costs. Depreciation was $8 million higher year-over-year, primarily due to increased investment in the business. The $6 million gain on the sale of assets in the second quarter of 2017 also contributed to the change in segment earnings.
For the quarter, same-store merchandise sales increased by 2.9 percent year-over-year and same-store gasoline sales volume decreased by 2.6 percent year-over-year.
As announced in April, Speedway signed an agreement to purchase 78 locations in Syracuse, Rochester and Buffalo, New York. This acquisition will expand Speedway’s network in key growth markets and is anticipated to close in the third quarter of 2018. Speedway operated 2,744 convenience stores at the end of the quarter, a net increase of 15 stores from the end of the same period last year.

Items Not Allocated to Segments
Corporate and other unallocated expenses were $90 million in the second quarter of 2018, compared with $150 million in the second quarter of 2017. Second quarter 2018 included $10 million of transaction costs related to the pending combination with Andeavor. Second quarter 2017 included $86 million of litigation-related expense and a $19 million gain on asset liquidations related to a cancelled project.

Strong Financial Position and Liquidity

On June 30, 2018, the company had $5 billion of cash and cash equivalents; $2.5 billion available under a revolving credit agreement; $1 billion available under a 364-day bank revolving credit facility; and full availability under its $750 million trade receivables securitization facility. The company’s liquidity should provide it with sufficient flexibility to meet its day-to-day operational needs.

Conference Call

At 9 a.m. EDT today, MPC will hold a conference call and webcast to discuss the reported results and provide an update on company operations. Interested parties may listen to the conference call by dialing 1-888-989-4720 (confirmation number 4852094) or by visiting MPC’s website at http://www.marathonpetroleum.com and clicking on the “2018 Second-Quarter Financial Results” link. Replays of the conference call will be available on the company’s website through Thursday, Aug. 9. Financial information, including the earnings release and other investor-related material, will also be available online prior to the conference call and webcast at http://ir.marathonpetroleum.com in the Quarterly Investor Packet and Earnings Capsule.

###

About Marathon Petroleum Corporation

MPC is the nation’s second-largest refiner, with a crude oil refining capacity of approximately 1.9 million barrels per calendar day in its six-refinery system. Marathon brand gasoline is sold through approximately 5,600 independently owned retail outlets across 20 states and the District of Columbia. In addition, Speedway LLC, an MPC subsidiary, owns and operates the nation’s second-largest convenience store chain, with approximately 2,740 convenience stores in 22 states. MPC owns, leases or has ownership interests in approximately 10,800 miles of crude oil and light product pipelines. Through subsidiaries, MPC owns the general partner of MPLX LP, a midstream master limited partnership. Through MPLX, MPC has ownership interests in gathering and processing facilities with approximately 5.9 billion cubic feet per day of gathering capacity, 8.7 billion cubic feet per day of natural gas processing capacity and 610,000 barrels per day of fractionation capacity. MPC’s fully integrated system provides operational flexibility to move crude oil, NGLs, feedstocks and petroleum-related products efficiently through the company’s distribution network and midstream service businesses in the Midwest, Northeast, East Coast, Southeast and Gulf Coast regions.

Investor Relations Contacts:
Kristina Kazarian (419) 421-2071
Denice Myers (419) 421-2965
Doug Wendt (419) 421-2423

Media Contacts:
Chuck Rice (419) 421-2521

References to Earnings
References to earnings mean net income attributable to MPC from the statements of income. Unless otherwise indicated, references to earnings and earnings per share are MPC’s share after excluding amounts attributable to noncontrolling interests.

Forward-looking Statements
This press release contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation (“MPC"). These forward-looking statements relate to, among other things, the proposed transaction between MPC and Andeavor (“ANDV”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of MPC. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the company’s control and are difficult to predict. Factors that could cause MPC’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPC and ANDV on anticipated terms and timetable; the ability to obtain approval by the shareholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX; and the factors set forth under the heading “Risk Factors” in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2017, and in the Form S-4 filed by MPC, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information and Where to Find It
In connection with the proposed transaction, MPC filed an amendment to the registration statement on Form S-4 with the SEC on July 20, 2018 that includes a preliminary proxy statement of MPC and ANDV. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND, WHEN AVAILABLE, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of MPC and ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPC at its website, www.marathonpetroleum.com, or by contacting MPC’s Investor Relations at 419.421.2414, or from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210.626.4757.

Participants in Solicitation
MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning MPC’s participants is set forth in the proxy statement, filed March 15, 2018, for MPC’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Consolidated Statements of Income (Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(In millions, except per-share data)	2018	2017	2018	2017
Revenues and other income:
Sales and other operating revenues(a)	$22,118	$18,033	$40,812	$34,167
Sales to related parties	199	147	371	301
Income from equity method investments	80	83	166	140
Net gain on disposal of assets	3	7	5	12
Other income	45	84	75	127
Total revenues and other income	22,445	18,354	41,429	34,747
Costs and expenses:
Cost of revenues (excludes items below)(a)	19,517	16,101	36,887	31,047
Purchases from related parties	138	150	279	272
Depreciation and amortization	533	521	1,061	1,057
Selling, general and administrative expenses(b)	424	485	826	875
Other taxes	122	115	225	223
Total costs and expenses	20,734	17,372	39,278	33,474
Income from operations(b)	1,711	982	2,151	1,273
Net interest and other financial costs(b)	195	158	378	307
Income before income taxes	1,516	824	1,773	966
Provision for income taxes	281	250	303	291
Net income	1,235	574	1,470	675
Less net income attributable to:
Redeemable noncontrolling interest	20	17	36	33
Noncontrolling interests	160	74	342	129
Net income attributable to MPC	$1,055	$483	$1,092	$513

Per-share data
Basic:
Net income attributable to MPC per share	$2.30	$0.94	$2.34	$0.99
Weighted average shares:	459	513	467	519
Diluted:
Net income attributable to MPC per share	$2.27	$0.93	$2.31	$0.98
Weighted average shares:	464	517	472	523
Dividends paid	$0.46	$0.36	$0.92	$0.72

(a)
We adopted Accounting Standards Update 2014-09, Revenue - Revenue from contracts with customers, as of Jan. 1, 2018, and elected to report certain taxes on a net basis. We applied the standard using the modified retrospective method and, therefore, comparative information continues to reflect certain taxes on a gross basis.

(b)
We adopted Accounting Standards Update 2017-07, Retirement Benefits Presentation of Pension and Postretirement Cost, as of Jan. 1, 2018, and applied the standard retrospectively. As a result, we reclassified prior period amounts from Selling, general and administrative expenses to Net interest and other financial costs to conform to current period presentation.

Supplemental Statistics (Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(In millions)	2018	2017	2018	2017
Income from Operations by Segment
Refining & Marketing(a)	$1,025	$562	$892	$492
Speedway	159	238	254	373
Midstream(a)	617	332	1,184	641
Items not allocated to segments:
Corporate and other unallocated items(b)	(91)	(83)	(180)	(166)
Litigation	—	(86)	—	(86)
Impairments	1	19	1	19
Income from operations(b)	1,711	982	2,151	1,273
Net interest and other financial costs(b)	195	158	378	307
Income before income taxes	1,516	824	1,773	966
Provision for income taxes	281	250	303	291
Net income	1,235	574	1,470	675
Less net income attributable to:
Redeemable noncontrolling interest	20	17	36	33
Noncontrolling interests	160	74	342	129
Net income attributable to MPC	$1,055	$483	$1,092	$513

Capital Expenditures and Investments
Refining & Marketing	$196	$180	$387	$372
Speedway	88	78	127	113
Midstream(c)	601	494	1,083	1,564
Corporate and Other(d)	33	32	69	60
Total	$918	$784	$1,666	$2,109

(a)
On Feb. 1, 2018, we contributed certain refining logistics assets and fuels distribution services to MPLX. The results of these businesses are reported in the Midstream segment prospectively from Feb. 1, resulting in a net increase of $232 million and $413 million to Midstream segment results and a net decrease to Refining & Marketing segment results of the same amounts in the second quarter and first half of 2018, respectively. No effect was given to prior periods as these entities were not considered businesses prior to Feb. 1, 2018.

(b)
We adopted Accounting Standards Update 2017-07, Retirement Benefits Presentation of Pension and Postretirement Cost, as of Jan. 1, 2018, and applied the standard retrospectively. As a result, we reclassified prior period amounts from Selling, general and administrative expenses to Net interest and other financial costs to conform to current period presentation.

(c)	Includes $220 million for the acquisition of the Ozark pipeline and an investment of $500 million in MarEn Bakken related to the Bakken Pipeline system in the six months ended June 30, 2017.

(d)	Includes capitalized interest of $16 million, $14 million, $34 million and $26 million, respectively.

Supplementary Statistics (Unaudited) (continued)

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
MPC Consolidated Refined Product Sales Volumes (thousands of barrels per day (mbpd)(a)	2,404	2,370	2,340	2,228
Refining & Marketing (R&M) Operating Statistics
R&M refined product sales volume (mbpd)(b)	2,392	2,358	2,327	2,215
Export sales volume (mbpd)(c)	311	313	292	271
R&M margin (dollars per barrel)(d)	$15.40	$11.32	$13.08	$11.47
Crude oil capacity utilization (percent)(e)	99.9	102.6	96.3	92.9
Refinery throughputs (mbpd):(f)
Crude oil refined	1,878	1,864	1,812	1,688
Other charge and blendstocks	160	159	160	179
Total	2,038	2,023	1,972	1,867
Sour crude oil throughput (percent)	55	62	53	64
WTI-priced crude oil throughput (percent)	28	20	27	18
Refined product yields (mbpd):(f)
Gasoline	970	922	943	895
Distillates	691	665	651	605
Propane	40	38	35	33
Feedstocks and special products	278	331	283	277
Heavy fuel oil	27	34	31	32
Asphalt	72	70	65	63
Total	2,078	2,060	2,008	1,905
Refinery direct operating costs ($/barrel):(g)
Planned turnaround and major maintenance	$0.98	$1.01	$1.58	$1.96
Depreciation and amortization	1.27	1.39	1.32	1.50
Other manufacturing(h)	3.54	3.84	3.80	4.24
Total	$5.79	$6.24	$6.70	$7.70
R&M Operating Statistics by Region - Gulf Coast
Refinery throughputs (mbpd):(i)
Crude oil refined	1,156	1,147	1,106	999
Other charge and blendstocks	190	218	179	220
Total	1,346	1,365	1,285	1,219
Sour crude oil throughput (percent)	65	74	63	78
WTI-priced crude oil throughput (percent)	16	12	15	8
Refined product yields (mbpd):(i)
Gasoline	570	537	552	518
Distillates	458	432	410	371
Propane	26	27	22	24
Feedstocks and special products	290	360	294	302
Heavy fuel oil	16	23	20	20
Asphalt	23	19	20	17
Total	1,383	1,398	1,318	1,252

Supplementary Statistics (Unaudited) (continued)

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Refinery direct operating costs ($/barrel):(g)
Planned turnaround and major maintenance	$0.56	$0.91	$1.65	$2.40
Depreciation and amortization	0.99	1.10	1.04	1.21
Other manufacturing(h)	3.21	3.45	3.54	3.96
Total	$4.76	$5.46	$6.23	$7.57
R&M Operating Statistics by Region - Midwest
Refinery throughputs (mbpd):(i)
Crude oil refined	722	717	706	689
Other charge and blendstocks	34	28	34	30
Total	756	745	740	719
Sour crude oil throughput (percent)	39	42	38	43
WTI-priced crude oil throughput (percent)	49	34	48	32
Refined product yields (mbpd):(i)
Gasoline	400	385	391	377
Distillates	233	233	241	234
Propane	14	12	13	10
Feedstocks and special products	52	56	42	45
Heavy fuel oil	11	12	11	12
Asphalt	49	51	45	46
Total	759	749	743	724
Refinery direct operating costs ($/barrel):(g)
Planned turnaround and major maintenance	$1.65	$1.06	$1.33	$1.02
Depreciation and amortization	1.66	1.76	1.71	1.84
Other manufacturing(h)	3.81	4.13	3.98	4.31
Total	$7.12	$6.95	$7.02	$7.17
Speedway Operating Statistics
Convenience stores at period-end	2,744	2,729
Gasoline and distillate sales (millions of gallons)	1,450	1,475	2,843	2,868
Gasoline and distillate margin (dollars per gallon)(j)	$0.1645	$0.1835	$0.1604	$0.1704
Merchandise sales (in millions)	$1,285	$1,271	$2,414	$2,398
Merchandise margin (in millions)	$366	$371	$685	$691
Merchandise margin percent	28.5%	29.2%	28.4%	28.8%
Same store gasoline sales volume (period over period)(k)	(2.6)%	(0.5)%	(2.1)%	(0.8)%
Same store merchandise sales (period over period)(k)(l)	2.9%	2.1%	2.6%	2.1%
Midstream Operating Statistics
Crude oil & refined product pipeline throughputs (mbpd)(m)	3,789	3,439	3,625	3,165
Terminal throughput (mbpd)	1,485	1,489	1,465	1,456
Gathering system throughput (million cubic feet per day)(n)	4,295	3,326	4,233	3,255
Natural gas processed (million cubic feet per day)(n)	6,850	6,292	6,740	6,212
C2 (ethane) + NGLs fractionated (mbpd)(n)	439	387	432	377

(a)	Total average daily volumes of refined product sales to wholesale, branded and retail customers.

(b)	Includes intersegment sales.

(c)	Represents fully loaded export cargoes for each time period. These sales volumes are included in the total sales volume amounts.

(d)	Sales revenue less cost of refinery inputs and purchased products, divided by total refinery throughputs.

(e)	Based on calendar-day capacity, which is an annual average that includes down time for planned maintenance and other normal operating activities.

(f)	Excludes inter-refinery volumes of 64 mbpd and 87 mbpd for the second quarter of 2018 and 2017, respectively and 53 mbpd and 71 mbpd for the six months ended June 30, 2018, and 2017, respectively.

(g)
Per barrel of total refinery throughputs. Effective with the Feb. 1, 2018, dropdown, direct operating costs related to certain refining logistics assets are now reported in the Midstream segment. Comparative information has not been adjusted.

(h)	Includes utilities, labor, routine maintenance and other operating costs.

(i)	Includes inter-refinery transfer volumes.

(j)	The price paid by consumers less the cost of refined products, including transportation, consumer excise taxes and bank card processing fees, divided by gasoline and distillate sales volumes.

(k)	Same store comparison includes only locations owned at least 13 months.

(l)	Excludes cigarettes.

(m)	Includes common-carrier pipelines and private pipelines owned or operated by MPLX, excluding equity method investments.

(n)	Includes amounts related to unconsolidated equity method investments on a 100% basis.

Segment Earnings Before Interest, Taxes, Depreciation & Amortization (Segment EBITDA) (Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(In millions)	2018	2017	2018	2017
Segment EBITDA(a)
Refining & Marketing(b)	$1,277	$834	$1,396	$1,031
Speedway	232	303	406	502
Midstream(b)	808	500	1,556	1,000
Total Segment EBITDA(a)	2,317	1,637	3,358	2,533
Total segment depreciation & amortization	(516)	(505)	(1,028)	(1,027)
Items not allocated to segments	(90)	(150)	(179)	(233)
Income from operations	1,711	982	2,151	1,273
Net interest and other financial costs	195	158	378	307
Income before income taxes	1,516	824	1,773	966
Income tax provision	281	250	303	291
Net income	1,235	574	1,470	675
Less net income attributable to:
Redeemable noncontrolling interest	20	17	36	33
Noncontrolling interests	160	74	342	129
Net income attributable to MPC	$1,055	$483	$1,092	$513

(a)
Segment EBITDA represents segment earnings before interest and financing costs, interest income, income taxes and depreciation and amortization expense. Segment EBITDA is used by some investors and analysts to analyze and compare companies on the basis of operating performance. Segment EBITDA should not be considered as an alternative to net income attributable to MPC, income before income taxes, cash flows from operating activities or any other measure of financial performance presented in accordance with accounting principles generally accepted in the United States. Segment EBITDA may not be comparable to similarly titled measures used by other entities.

(b)
On Feb. 1, 2018, we contributed certain refining logistics assets and fuels distribution services to MPLX. The results of these businesses are reported in the Midstream segment prospectively from Feb. 1, resulting in a net increase of $232 million and $413 million to Midstream segment results and a net decrease to Refining & Marketing segment results of the same amounts in the second quarter and first half of 2018, respectively. No effect was given to prior periods as these entities were not considered businesses prior to Feb. 1, 2018.

Select Financial Data (Unaudited)

(In millions)	June 30 2018	March 31 2018
Cash and cash equivalents	$4,999	$4,653
MPLX debt	11,875	11,862
Total consolidated debt	17,267	17,258
Redeemable noncontrolling interest	1,003	1,000
Equity	18,818	18,863
Debt-to-total-capital ratio (percent)	47	46
Shares outstanding	456	467

Net cash provided by (used in) operations (quarter ended)	$2,386	$(137)

Reconciliation of Refining & Marketing Margin to Refining & Marketing Income from Operations

	Three Months Ended June 30		Six Months Ended June 30
(In millions)	2018	2017	2018	2017
Refining & Marketing income from operations	$1,025	$562	$892	$492
Plus:
Refinery direct operating costs(a)	839	894	1,920	2,096
Refinery depreciation and amortization	235	255	471	506
Other:
Operating expenses, net(a)(b)	739	355	1,353	747
Depreciation and amortization	17	17	33	33
Refining & Marketing margin(c)	$2,855	$2,083	$4,669	$3,874

(a)	Excludes depreciation and amortization.

(b)	Includes fees paid to MPLX for various midstream services. MPLX's results are reported in MPC's Midstream segment.

(c)
Refining & Marketing margin is defined as sales revenue less cost of refinery inputs and purchased products, excluding any LCM inventory market adjustment. We believe this non-GAAP financial measure is useful to investors and analysts to assess our ongoing financial performance because, when reconciled to its most comparable GAAP measure, it provides improved comparability between periods through the exclusion of certain items that we believe are not indicative of our core operating performance and that may obscure our underlying business results and trends. This measure should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP, and our calculations thereof may not be comparable to similarly titled measures reported by other companies.

Reconciliation of Speedway Total Margin to Speedway Income from Operations

	Three Months Ended June 30		Six Months Ended June 30
(in millions)	2018	2017	2018	2017
Speedway income from operations	$159	$238	$254	$373
Plus (Less):
Operating, selling, general and administrative expenses	401	377	785	743
Depreciation and amortization	73	65	152	129
Income from equity method investments	(19)	(21)	(33)	(34)
Net gain on disposal of assets	—	(6)	—	(10)
Other income	(2)	(3)	(3)	(6)
Speedway total margin	$612	$650	$1,155	$1,195

Speedway total margin:(a)
Gasoline and distillate margin	$239	$271	$456	$489
Merchandise margin	366	371	685	691
Other margin	7	8	14	15
Speedway total margin	$612	$650	$1,155	$1,195

(a)
Speedway gasoline and distillate margin is defined as the price paid by consumers less the cost of refined products, including transportation, consumer excise taxes and bank card processing fees and excluding any LCM inventory market adjustment. Speedway merchandise margin is defined as the price paid by consumers less the cost of merchandise. We believe these non-GAAP financial measures are useful to investors and analysts to assess our ongoing financial performance because, when reconciled to the most comparable GAAP measures, they provide improved comparability between periods through the exclusion of certain items that we believe are not indicative of our core operating performance and that may obscure our underlying business results and trends. These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP, and our calculations thereof may not be comparable to similarly titled measures reported by other companies.